December 14, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

RE:	Verenium Corporation

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Period Ended September 30, 2010

Definitive 14A Filed April 30, 2010

File No. 000-29173

Ladies and Gentlemen:

Set forth below are responses of Verenium Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) given by letter (the “Comment Letter”) dated December 9, 2010 from Rufus Decker, Accounting Branch Chief. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into the response letter.

General

1.	Comment: Please provide Tandy language signed by the company.

Response: The Company acknowledges the Staff’s comment and has provided hereinbelow Tandy language signed by a duly authorized officer of the Company.

Form 10-Q for the Period Ended September 30, 2010

Statements of Operations, page 4

2.	Comment: You describe the line item which is determined by taking revenues less operating expenses as loss from continuing operations on the face of your statements of operations. Given that loss from continuing operations would imply that other income and expenses of a non-operating nature were included in the determination of this line item, please revise your description of this line item in future filings. For example, you could describe this line item as loss from operations in a similar manner to your description on the statements of operations included in your Form 10-Q for the period ended June 30, 2010 and your Form 10-K for the year ended December 31, 2009.

Response: The Company acknowledges the Staff’s comment concerning the statements of operations and intends to revise its description of the applicable line item in its future filings in accordance with the Staff’s comment.

Securities and Exchange Commission

December 14, 2010

Page Two

Definitive 14A Filed April 30, 2010

Summary Compensation Table, page 45

3.	Comment: We note your response to comment 16 of our letter dated October 29, 2010. Please confirm to us that in future filings, you will represent accurate numbers in the summary compensation table for each of your named executive officers, including the sum of compensation in the “total” column.

Response: The Company acknowledges the Staff’s comment concerning the summary compensation table and confirms to the Staff that in future filings, the Company will represent accurate numbers in the summary compensation table for each of its named executive officers, including the sum of compensation in the “total” column.

*         *         *         *         *         *

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call the undersigned at (858) 526-5098 with any comments or questions regarding this letter. We thank you for your time and attention.

Best regards,

/s/ Alexander A. Fitzpatrick
Alexander A. Fitzpatrick

cc:	Securities and Exchange Commission

Rufus Decker

Sherry Haywood

Nudrat Salik

Verenium Corporation

James E. Levine

Jeffrey G. Black

Aaron Vosburgh

Cooley LLP

Marc A. Recht

Michael R. Estell